FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



 [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

For the fiscal year ended December 31, 2001

                                       OR


 [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
     [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 0-9831


            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
            --------------------------------------------------------
                              (FULL TITLE OF PLAN)


                                  -------------



                               LIZ CLAIBORNE, INC.
                     (NAME OF ISSUER OF THE SECURITIES HELD
                              PURSUANT TO THE PLAN)

                                  1441 BROADWAY
                            NEW YORK, NEW YORK 10018
                            ------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                        FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements
--------------------

See Index to Financial Statements and Schedule at page 4 and the accompanying Financial Statements.

Exhibits
--------

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d) Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

10(e) Amendment No. 6 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996 Annual Report").

10(f) Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g) Amendment No. 8 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(v) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998.

10(h) Amendment No. 9 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999.

10(i) Merger Amendment to the Profit-Sharing Plan, the Lucky Brand Employee Retirement Plan and Trust, the Segrets, Inc. 401(k) Profit Sharing Plan and the Savings Plan is incorporated herein by reference from
          Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000.

10(j) The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended and restated is incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

10(k) Amendment No. 1 to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 (the "2001 Annual Report").

10(l) Amendment No. 2 to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(g)(ii) to the Company's 2001 Annual Report.

10(m) Trust Agreement dated as of July 1, 1994 between the Company and IDS Trust Company (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

23        Consent of Independent Public Accountants.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.







                        THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                        --------------------------------------------------------
                                            (Name of Plan)



                                           By /s/ Michael Scarpa
                                              ------------------
                                              Michael Scarpa
                                              Member of Administrative Committee

                                              June 28, 2002

THE LIZ CLAIBORNE 401(K) SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

PREDECESSOR AUDITORS' REPORT                                                 2

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                           3

   Statement of Changes in Net Assets Available for Benefits                 4

   Notes to Financial Statements                                           5-11

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED
   DECEMBER 31, 2001:

   Schedule of Assets Held At End of Year                                  12-15



Note: Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or the information is included elsewhere in the financial statements or the notes thereto.




We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to include in this Annual Report on Form 11-K its report dated June 12, 2001, with respect to the Liz Claiborne 401(k) Savings and Profit Sharing Plan Statement of Net Assets Available for Benefits as of December 31, 2000. The Arthur Andersen report is also incorporated by reference in the registration statement on Form S-8 (File No. 2-95258) relating to the Liz Claiborne 401(k) Savings and Profit Sharing Plan. Accordingly, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained or incorporated by reference in such Form S-8, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements and omissions may be limited.

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
The Liz Claiborne 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
New York, New York
June 21, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSON LLP REPORT AND THE
              REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSON LLP.




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
  The Liz Claiborne 401(k) Savings and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made with the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Arthur Andersen LLP
Arthur Andersen

New York, New York
June 12, 2001

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                 2001                2000

INVESTMENTS - At fair value                  $141,912,565        $150,146,618
                                             ------------        ------------

RECEIVABLES:
  Employer's contributions                      4,768,589           3,975,908
  Participants' contributions                     457,069             473,745
  Dividends and interest                              769               1,665
                                             ------------        ------------

           Total receivables                    5,226,427           4,451,318
                                             ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS            $147,138,992        $154,597,936
                                             ============        ============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to:
    Investment income:
      Interest                                                   $    263,112
      Dividends                                                     1,284,680
                                                                 ------------

                                                                    1,547,792
                                                                 ------------

    Contributions:
      Employer                                                      7,376,309
      Participants                                                 11,703,807
                                                                 ------------

                                                                   19,080,116
                                                                 ------------

           Total additions                                         20,627,908
                                                                 ------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                                 (13,164,288)
    Net depreciation in fair value of investments                 (14,918,139)
    Self-directed brokerage account fees                               (4,425)
                                                                 ------------

           Total deductions                                       (28,086,852)
                                                                 ------------

NET DECREASE IN PLAN ASSETS                                        (7,458,944)


NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                               154,597,936
                                                                 ------------

  End of year                                                    $147,138,992
                                                                 ============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended, was adopted by Liz Claiborne, Inc. (the "Company") effective April 1, 2000. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The provisions of the Plan comply with the requirements of ERISA. Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements ("Employees") become eligible to make elective deferrals upon attainment of age 21 and completion of six months of service. Such employees become eligible to receive employer matching contributions and profit sharing contributions upon completion of 12 months of service.

     Effective April 1, 2000, there is an automatic enrollment into the Plan. Employees hired on or before April 1, 1999, who have worked 1,000 hours in any anniversary year of their hire date, and are not currently participating in the Plan, will be automatically enrolled for a 3% contribution along with the Company match effective April 1, 2000. Employees have the opportunity to waive the automatic enrollment election prior to any Plan contribution deducted from their pay.

     Contributions - Participants may contribute amounts ranging from 1% to 15% of pretax annual compensation, as defined in the Plan. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code"). The Company makes a contribution matching an amount equal to 50% of each participant's contributions up to 6% of pretax compensation. Additionally, the Company makes profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. Profit sharing contributions for 2001 were 3% of participants' eligible salaries, as defined. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a Company stock fund and a self-directed brokerage account as investment options for participants.

     Participant Accounts - Each participant's account is credited with the participant's and Company's contribution as well as an allocation of the Plan's earnings. The allocation is based on participants' account balances, as defined in the Plan document.

     Vesting - Participants' elective deferrals are immediately vested. Participants become vested in their Company matching and profit sharing contributions accounts based on their number of years of service with the Company. The vesting schedule is as follows:

     All 401(k) Savings Plan Participants and Profit Sharing Plan Participants hired before January 1, 1997:

       Years of Service                                             Vested
       with the Company                                           Percentage

       Less than 2                                                     0%
       2                                                              20
       3                                                              40
       4                                                              60
       5                                                              80
       6 or more                                                     100

     Profit Sharing Plan Participants hired on or after January 1, 1997:

       Years of Service                                             Vested
       with the Company                                           Percentage

       Less than 5                                                     0%
       5                                                             100

     Participants' interest in their Company matching contribution account is fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

     Investment Options - During 2001, participants were able to direct employee and Company contributions in 5% increments in any of the following investment options:

          American Express Trust Income II - A collective investment fund managed by American Express Trust Company that invests in a diversified pool of insurance and bank investment contracts of varying maturity, size and yield. The fund also invests in short-term investments and the American Express Trust Stable Capital Fund I, which invests primarily in synthetic investment contracts. The fund may invest in insurance separate account contracts and other alternative investment contracts. The fund's investment goal is to preserve principal while maximizing current income.

          AET Short-Term Horizon (25:75) Funds - The AET Short-Term Horizon Funds seek to offer diversified investment portfolios with a conservative risk profile designed for individuals with short-term goals. The funds seek to maintain its targeted proportions of money market, income, growth/income and growth investment types.

          AET Medium-Term Horizon (50:50) Funds - The AET Medium-Term Horizon Funds seek to offer diversified investment portfolios with a moderately conservative risk profile designed for individuals with medium-term goals. The funds seek to maintain its targeted proportions of money market, income, growth/income and growth investment types.

          AET Long-Term Horizon (80:20) Funds - The AET Long-Term Horizon Funds seek to offer diversified investment portfolios with a moderately aggressive risk profile designed for individuals with long-term goals. The funds seek to maintain its targeted proportions of income, growth/income and growth investment types.

          American Express Trust Equity Index I - A collective fund managed by American Express Trust Company which invests primarily in common stock of U.S. companies upon which the Standard & Poor's 500 Stock Index is based. This fund is a collective investment fund that invests primarily in the American Express Equity Index Base Fund. The fund may also invest in high-quality money market securities and stock index futures contracts. The fund's investment goal is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 index.

          AXP Selective Fund - A mutual fund that seeks to provide shareholders with current income and preservation of capital. The fund's assets primarily are invested in debt obligations, which are chosen by reviewing the stage and direction of economic business cycles; reviewing credit characteristics and interest rate outlook; and identifying and buying securities that are medium and high quality, have maturities that complement AEFC's expectations for long-term and short-term interest rates and are expected to outperform other market sectors. Although not a principal investment strategy, the fund also may invest in other instruments, such as convertible securities, preferred stocks and derivatives (such as futures, options and forward contracts).

          AXP Mutual - A diversified mutual fund managed by American Express Financial Corporation that invests 65% of its assets in value-oriented, large capitalization domestic equities and 35% in high quality fixed income securities. The fund focuses primarily on high quality fixed income securities, such as government and investment grade corporate bonds. The fund's investment goal is to provide a balance of growth of capital and current income.

          AXP New Dimensions - A diversified mutual fund managed by American Express Financial Corporation that invests primarily in common stocks of U.S. and foreign companies with significant growth potential due to superiority in technology, marketing or management. The fund also invests in preferred stocks, debt securities, derivative instruments and money market instruments. The fund's investment goal is to provide long-term growth of capital.

          American Century Income & Growth - A large cap value fund, which invests primarily in common stocks, selected from a universe of the 1,500 largest companies as traded in the United States, as determined by their market capitalization. The fund's investment goal is to provide dividend, growth, current income and capital appreciation.

          Franklin Small-Mid Cap Growth - A growth fund that invests primarily in equity securities of companies demonstrating accelerating growth, increasing profitability, or above-average growth or growth potential as compared with the overall economy. The fund's primary goal is to provide long-term capital appreciation over current income.

          Invesco Dynamics - A mid cap growth fund that is actively and aggressively managed. Invests primarily in U.S. common stocks, but has the flexibility to invest in other types of securities. The fund's investment goal is to provide appreciation of capital.

          Janus Worldwide - A diversified fund that invests primarily in common stocks of foreign and domestic companies of any size, regardless of organization or place of principal business activity. The fund normally invests in issuers from at least five different countries, including the

          United States, but may at times invest in fewer than five countries, or even a single country. The fund's investment goal is to provide long-term growth of capital.

          Templeton Foreign - An international specialty growth fund managed by the Franklin Templeton Group that invests primarily in stocks and debt obligations of companies and governments outside the United States. The fund's investment goal is to achieve long-term capital growth.

          Liz Claiborne, Inc. Company Stock - The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange. The fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company's contribution may also be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4). A portion of the fund's assets is invested in the American Express Trust Money Market account.

          Self-Directed Brokerage Account - Participants are permitted to invest funds under the Plan in a self-directed brokerage account that allows them access to other mutual funds. Initially, a $3,000 minimum amount is required to open an account, which will be transferred from current account balances in the Plan. Deferrals may not be deposited directly into the account and direct withdrawals and loans are prohibited.

     Participant Loans - Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. In 2001, the rates ranged between 6.0% and 10.5%. Principal and interest is paid ratably through payroll deductions not to exceed 5 years.

     Effective April 1, 2000, loans were limited to one outstanding at any time. Existing loans were grandfathered, however, new loans will not be allowed until all outstanding loans are paid in full.

     Payment of Benefits - Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll the balance to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $5,000, a distribution will be processed in the next quarter following the participant's separation from the employer, or (ii) if the account balance is in excess of $5,000, payments can be requested over a period from two to ten years, or (iii) if the account balance is in excess of $5,000 and the participant reaches age 65, distribution will be processed for December 31 of that year.

     As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal. Hardship withdrawals require a twelve-month suspension from contributing to the Plan from the date of the hardship withdrawal.

     Forfeited Accounts - At December 31, 2001, forfeited nonvested account balances totaled $542,957. These accounts will be used to reduce future Company contributions. Also, in 2001, employer contributions were reduced by $1,136,662.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income Recognition - The Plan's investments are stated at market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not significant to the Plan's financial statements. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

     Payment of Benefits - Benefit payments are recorded when paid.

     Administrative Costs - The Company pays all administrative expenses incurred by the Plan as provided in the Plan document. Participants invested in the Self-Directed Brokerage Account pay all brokerage expenses.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for plan benefits and changes therein.

     Recently Adopted Accounting Principle - In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Investments and Certain Hedging Activities" ("SFAS 138"), an amendment of FASB Statement No. 133 ("SFAS 133"). SFAS 133 and SFAS 138 require, among other things, that all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. Adoption of the provisions of SFAS 133 and SFAS 138 on January 1, 2001 did not have any effect on the Plan's financial statements.

3.   INVESTMENTS

     The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2001 and 2000 was as follows:

                                                  2001               2000

       American Express Trust Income II        $24,122,972        $21,013,811
       American Express Trust Equity Index I    27,220,284         31,709,610
       AXP Selective Fund                       10,315,230                  -
       AXP Mutual                               25,930,435         34,217,336
       AXP New Dimensions                       18,188,757         20,693,696
       Liz Claiborne, Inc. Common Stock         10,080,693          8,362,254

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,918,139 as follows:

       Net (depreciation) appreciation in market value:
        Common collective trusts                                 $ (2,499,632)
        Mutual funds                                              (12,864,469)
        Self-directed brokerage account                            (1,233,067)
        Liz Claiborne, Inc. Common Stock                            1,679,029
                                                                 ------------

                                                                 $(14,918,139)
                                                                 ============

4.   RELATED PARTY TRANSACTIONS

     The members of the Plan's Administrative Committee currently serve in the following respective Company positions: Chairman of the Board and Chief Executive Officer; Vice President and Chief Financial Officer; Vice President, Treasury and Investor Relations and Treasurer; and Vice President, Cash and Risk Management.

     The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Liz Claiborne, Inc.'s Common Stock transactions qualify as party-in-interest transactions.

     Certain plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.   PLAN TERMINATION

     The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant's account would fully vest. At this time, management has no intention of terminating the Plan.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated March 4, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended and restated since receiving such determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Moreover, the Plan has recently submitted a new determination letter application.

7.   RECONCILIATION TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                                                         December 31,
                                                                    2001              2000

       Net assets available for benefits per the
         financial statements                                    $147,138,992     $154,597,936
       Amounts allocated to withdrawing participants                        -       (6,335,685)
                                                                 ------------     ------------

       Net assets available for benefits per the Form 5500       $147,138,992     $148,262,251
                                                                 ============     ============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                         Year Ended
                                                                        December 31,
                                                                            2001

       Benefits paid to participants per the financial statements       $ 13,164,288
         Less: Amounts allocated to withdrawing participants at
           December 31, 2000                                              (6,335,685)
                                                                        ------------

       Benefits paid to participants per Form 5500                      $  6,828,603
                                                                        ============



                                     ******

                                                                      Plan#: 002
                                                                 EIN: 13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
--------------------------------------------------------------------------------

           Identity of Issuer, Borrower,                     Investment                   Number of             Current
             Lessor, or Similar Party                        Description                    Shares               Value

* American Express Trust Income II                  Common/Collective/Trust                 1,102,311         $ 24,122,972
* AET Horizon Short Term                            Common/Collective/Trust                     2,848               51,507
* AET Horizon Medium Term                           Common/Collective/Trust                    45,986              998,223
* AET Horizon Long Term                             Common/Collective/Trust                    11,990              272,691
* American Express Trust Equity Index I             Common/Collective/Trust                   806,814           27,220,284
* AXP Selective Fund                                Mutual Fund                             1,164,247           10,315,230
* AXP Mutual                                        Mutual Fund                             2,755,625           25,930,435
* AXP New Dimensions                                Mutual Fund                               739,982           18,188,757
  American Century Income & Growth                  Mutual Fund                                74,811            2,044,575
  Franklin Small - Mid Cap Growth                   Mutual Fund                               158,605            4,943,710
  Invesco Dynamics                                  Mutual Fund                               246,169            3,921,475
  Janus Worldwide                                   Mutual Fund                               116,733            5,117,571
  Templeton Foreign                                 Mutual Fund                               205,584            1,901,650
                                                                                                              ------------

                                                                                                               125,029,080
                                                                                                              ------------

Liz Claiborne Company Stock
* Liz Claiborne, Inc. Common Stock                  Common Stock                              202,627           10,080,693
* American Express Trust Money Market               Money Market                              581,717              581,717
                                                                                                              ------------

                                                                                                                10,662,410
                                                                                                              ------------

Self Directed Brokerage Account
CS Japan Growth FD                                  Mutual Fund                                 4,279               22,295
Dreyfus Investment Grade Bond                       Mutual Fund                                21,374              254,352
Dreyfus Growth & Value FDS INC
  Mid Cap Value FD                                  Mutual Fund                                   198                5,199
Dreyfus Emerging Leaders                            Mutual Fund                                   615               21,383
Firsthand Fund                                      Mutual Fund                                   156                6,453
Invesco Sector Funds - Leisure                      Mutual Fund                                   213                8,013
Janus Global Life - Sciences                        Mutual Fund                                15,209              267,221
Janus Olympus                                       Mutual Fund                                 3,655              101,784
Janus Investment-Short Term                         Mutual Fund                                 2,617               83,750
Oak Associate - Red Oak Technology Select           Mutual Fund                                 4,520               43,342
Pimco FDS MULTI MNGR SER
  Innovation FD CL D                                Mutual Fund                                     8                  174

                                                                     (Continued)

                                                                      Plan#: 002
                                                                 EIN: 13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
--------------------------------------------------------------------------------

           Identity of Issuer, Borrower,                     Investment                   Number of             Current
             Lessor, or Similar Party                        Description                    Shares               Value

Cash Reserve Fund                                              Mutual Fund                    452,441         $    452,441
Rydex Service Biotechnology                                    Mutual Fund                         41                1,024
Strong Growth                                                  Mutual Fund                        470                8,305
Strong Equity FDS INC Mid Cap Growth FD                        Mutual Fund                         84                1,176
Strong Conservative Short Term                                 Mutual Fund                        569               11,536
Strong Conservative Equity - Blue Chip 100                     Mutual Fund                      1,082               13,379
Tweedy Browne Global Value                                     Mutual Fund                      3,284               60,855
Van Wagoner Mid Cap                                            Mutual Fund                        729                4,972
Van Wagoner Post Venture                                       Mutual Fund                        476                4,775
Van Wagoner Technology                                         Mutual Fund                        236                3,757
Dreyfus INV Grade BD FDS INC Inter Term                        Mutual Fund                      1,163               14,753
Dreyfus DISC Stock                                             Mutual Fund                        620               19,831
Invesco Sector Funds-Health Services                           Mutual Fund                        884               44,758
Invesco Sector Funds-Financial Services                        Mutual Fund                      2,214               60,372
Janus Investment-Fixed                                         Mutual Fund                      6,214              186,222
Janus INVT FD SPL Situations                                   Mutual Fund                      1,288               19,129
Janus INVT Fund                                                Mutual Fund                        631                5,917
Strong Opportunity                                             Mutual Fund                         48                1,900
Oak Associate-Pin Oak Aggressive Stock Portfolio               Mutual Fund                      1,241               29,655
RS INVT TR Information Age FD                                  Mutual Fund                        650                9,458
SSGA Growth & Income                                           Mutual Fund                        879               17,434
Strong Large Cap Growth                                        Mutual Fund                        182                4,290
Accessor Small to Mid Cap                                      Mutual Fund                        732               12,550
American Century Ultra Fund                                    Mutual Fund                      2,004               55,381
Artisan Mid Cap FD INV SHS                                     Mutual Fund                      1,175               30,302
Berger Growth FD INC COM                                       Mutual Fund                        573                4,767
Berger INVT Portfolio TR Small CO
  Growth FD INV SHS                                            Mutual Fund                        816                2,587
Bjurman FDS Micro-Cap FD CLD                                   Mutual Fund                        122                6,002
Brandywine Fund                                                Mutual Fund                        343                8,001
Buffalo Small Cap FD INC COM                                   Mutual Fund                      3,208               64,025
Columbia High Yield FD INC COM                                 Mutual Fund                        551                4,889
CS Small CO Growth                                             Mutual Fund                        593               10,839
Dreyfus Growth & Income FD INC COM                             Mutual Fund                        420                6,517
Gabelli Asset Fund - SH BEN                                    Mutual Fund                      5,654              186,422
Oakmark Equity and Income I                                    Mutual Fund                      2,247               41,868
Invesco Growth FD                                              Mutual Fund                      1,288                3,350

                                                                     (Continued)

                                                                      Plan#: 002
                                                                 EIN: 13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
--------------------------------------------------------------------------------

           Identity of Issuer, Borrower,                     Investment                   Number of             Current
             Lessor, or Similar Party                        Description                    Shares               Value

Invesco Dynamics                                               Mutual Fund                      2,912         $     46,389
Invesco Small CO Growth Fund                                   Mutual Fund                        266                3,225
Invesco Sector Funds-Energy                                    Mutual Fund                        442                7,670
Invesco Technology Funds                                       Mutual Fund                        858               27,943
Invesco Telecommunications FD INV CL                           Mutual Fund                      1,484               24,660
Invesco Bond Fund-High Yield                                   Mutual Fund                      7,988               29,156
Janus Fund                                                     Mutual Fund                      3,979               97,888
Janus Twenty                                                   Mutual Fund                      2,675              102,876
Janus FLEX INC FD                                              Mutual Fund                        693                6,392
Janus Investment Fund - Strategic Value                        Mutual Fund                        995                9,215
Janus Global Technology Fund                                   Mutual Fund                      2,351               28,544
Janus Investment Equity                                        Mutual Fund                      3,350               60,237
Janus Mercury Fund                                             Mutual Fund                     12,745              264,960
Janus Balanced Fund                                            Mutual Fund                      1,331               26,122
Merger FD SH BEN INT                                           Mutual Fund                        134                1,981
Meridian FD INC Value FD                                       Mutual Fund                        344               11,168
Mosaic Focus FD TR                                             Mutual Fund                        136                3,108
Oak Associate - White Oak Growth Stock Portfolio               Mutual Fund                      1,876               72,098
Olstein FDS FINL Alert FD Adviser CL                           Mutual Fund                        360                5,467
PBHG Growth                                                    Mutual Fund                        398                8,094
PBHG Large Cap Growth                                          Mutual Fund                        363                7,556
PBHG Select Equity                                             Mutual Fund                      1,221               29,779
PBH TECH & Communications                                      Mutual Fund                      1,210               19,835
PBHG Mid Cap Value FD                                          Mutual Fund                      2,799               44,557
PBHG Large Cap Value Fund                                      Mutual Fund                        470                6,420
PBHG Large Cap 20 FD                                           Mutual Fund                        559                9,106
Pimco FDS MULTI MNGR Renaissance FD CL D                       Mutual Fund                        267                5,510
RCM Biotechnology FD                                           Mutual Fund                      1,240               33,973
Profunds Ultrashort OTC Profund INV Cl                         Mutual Fund                        299               11,718
Profunds Ultraotc Profund INVS CL                              Mutual Fund                      1,167               43,587
Profunds Bear Profund INVS CL                                  Mutual Fund                        788               29,155
Prudent Bear FDS INC COM                                       Mutual Fund                      5,425               25,931
RS INVT TR Micro Cap Growth FD                                 Mutual Fund                      1,064               23,179
Strong Growth 20                                               Mutual Fund                         67                  980
Strong Equity-Enterprise                                       Mutual Fund                        366                8,096
Strong Conservative Equity                                     Mutual Fund                        179                2,712
Strong Conservative EQ FDS INC Blue Chip
  100 FD ADVS CL                                               Mutual Fund                        270                3,365
Vanguard Specialized Portfolios UTILS INC FD                   Mutual Fund                        755                8,968

                                                                     (Continued)

                                                                      Plan#: 002
                                                                 EIN: 13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
--------------------------------------------------------------------------------

           Identity of Issuer, Borrower,                     Investment                   Number of             Current
             Lessor, or Similar Party                        Description                    Shares               Value

Wasatch Advisors FDS Core Growth FD                            Mutual Fund                      1,320         $     45,666
Weitz SER FD INC Value Portfolio                               Mutual Fund                        118                4,051
American Century International Growth                          Mutual Fund                        635                5,063
Artisan INTN'L Investor Shares                                 Mutual Fund                      3,486               64,007
Credit Suisse Emerging Growth Fund                             Mutual Fund                        262                7,073
Janus Worldwide                                                Mutual Fund                      2,031               89,047
Janus Overseas                                                 Mutual Fund                        542               11,009
Longleaf Partners FDS TR                                       Mutual Fund                        754                9,310
Pimco FDS PAC INVT MGMT SER
  Foreign BD FD CL D                                           Mutual Fund                        472                4,941
RS Emerging Growth                                             Mutual Fund                        729               23,339
Scudder International                                          Mutual Fund                        813               18,699
                                                                                                              ------------

  Total self-directed investments                                                                                3,661,230
                                                                                                              ------------

                                                                                                               139,352,720
Loans to Participants, at interest rates ranging from
   6.0% to 10.5 % and maturity dates to July 21, 2006                                                            2,559,845
                                                                                                              ------------

     Total Investments, at fair value                                                                         $141,912,565
                                                                                                              ============

                                                                     (Concluded)
*Represents a party-in-interest to the Plan